

08025517

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67230

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Semaza Securities, LLC_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Independence Way - Ste 300
                                      (No. and Street)

Princeton   _NJ_   _08540_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T. Remus, CPA   _609-540-1251_
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T.
                              (Name – *if individual, state last, first, middle name*)

2663 Nottingham Way   Hamilton Square   NJ   08650
(Address) _P.O. Box 2555_   (City)   (State)   (Zip Code)

PROCESSED

MAR 14 2008

THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Elon Semara_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Semara Securities, LLC_ , as of _December 31_ , 20_07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Nadia Khan   2/26/08
Notary Public

NADIA KHAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCTOBER 25, 2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Semaza Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2007

SEMAZA SECURITIES, LLC

FINANCIAL   HIGHLIGHTS
December 31, 2007

	2007
NET (LOSS)	($15,130)
NET WORTH	20,973
CASH AND CASH EQUIVALENTS	15,827
CURRENT RATIO	8.9 : 1.0

MICHAEL T. REMUS

Certified Public Accountant

2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report

To the Members of
Semaza Securities, LLC

I have audited the accompanying statement of financial condition of Semaza Securities, LLC as of December 31, 2007, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Semaza Securities, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 25, 2008
Hamilton Square, New Jersey

SEMAZA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Current Assets	
Cash and cash equivalents	$15,827
Commissions receivable	5,678
Total Current Assets	21,505
Office Equipment	
Computer equipment	1,237
	1,237
Accumulated depreciation	(536)
	701
Other Assets	
Security Deposit	1,005
Total Assets	$23,211

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$2,418
Total Current Liabilities	2,418
Total Liabilities	2,418
Stockholders' Equity	
Members capital	35,100
Retained earnings (deficit)	(14,307)
	20,793
Total Liabilities and Stockholders' Equity	$23,211

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC
STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
Year Ended December 31, 2007

REVENUES

Commission income	$95,583
Interest income	390
	95,973

OPERATING EXPENSES

Commissions	62,305
Consulting fees	4,280
Management fee	15,104
Rent and utilities	11,350
Market data & research	7,817
Advertising	2,215
Fees and licenses	3,285
Legal fees	532
Accounting fees	13,000
Auto lease & expense	3,123
Office expense	3,514
Telephone	14,600
Bank charges	395
Travel	630
Insurance	3,541
Depreciation	412
	146,103

Loss From Operations	(50,130)
Other Income	
Special Member Payment (FINRA)	35,000
Net (Loss)	(15,130)
Retained Earnings - December 31, 2006	823
Withdrawls	-
Retained Earnings (deficit) - December 31, 2007	($14,307)

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2007

Subordinated Liabilities at December 31, 2006	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2007	$	-

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2007

	Member Capital		Additional Paid-In Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance at December 31, 2006	-	$35,100	$0	$823	$35,923
Current year activity	-	-	-	-	-
Net (loss)	-	-	-	(15,130)	(15,130)
Withdrawls	-	-	-	-	-
Balance at December 31, 2007	-	$35,100	$0	($14,307)	$20,793

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)	($15,130)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	412
(Increase) Decrease in:	
Receivables	(4,175)
Security deposits	(1,005)
Increase (Decrease) in:	
Accounts payable and accrued expenses	(1,312)
Net cash used by operating activities	(21,210)

Cash Flows From Investing Activities

Purchase of fixed assets	-
Net cash provided by (used in) investing activities	-

Cash Flows From Financing Activities

Member capital contribution	-
Member withdrawl	-
Net cash provided by (used in) financing activities	-
Net decrease in cash	(21,210)
Cash and cash equivalents at Beginning of Year	37,037
Cash and cash equivalents at End of Year	$15,827

Supplemental Disclosures

Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

NOTE 1.   NATURE OF BUSINESS

Semaza Securities, LLC, was organized in September 2005 under the laws of the State of New Jersey. The Company is an introducing retail broker acting in an agent capacity for retail investors, and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2.   Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date. All other accounts of the Company are maintained on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2007.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from commission income when earned, that is when the trade has been completed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income"* ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3.   LEASES

The Company conducts its operations from facilities that are leased under a six month License Agreement dated April 25, 2006. The Agreement was extended for a one year period commencing on May 1, 2007 and ending on May 31, 2008. There is no option to renew the lease beyond this term. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2007. Year ending December 31, 2008; $5,500.

Rental expense for the year ended December 31, 2007 was $11,350..

SEMAZA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2007

NOTE 4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $14,615., which was $9,615. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 6. to 1.

NOTE 5. Related Party Transactions:

During the year the Company paid a management fee in the amount of $15,104. to a controlling member.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2007

MICHAEL T. REMUS

Certified Public Accountant

2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditors Report on
Internal Accounting Control

To the Members of
Semaza Securities, LLC

I have audited the financial statements of Semaza Serurities, LLC as of December 31, 2006 and have issued my report thereon dated February 25, 2008. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2007, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

February 25, 2008
Hamilton Square, New Jersey

SEMAZA SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2007

Pursuant to rule 15c 3-3 relating to possession or control requirements, Semaza Securities, LLC clears on a fully disclosed basis, and possession and control is handled through North American Clearing, Inc..

SEMAZA SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2007

NET CAPITAL

Additional Paid-In Capital	$35,100
Retained earnings (deficit)	(14,307)
Total Credits	20,793

Debits

Receivables to non-customers	5,678
Equipment less accumulated depreciation	-
Haircuts	500
Total Debits	6,178
NET CAPITAL	$14,615

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$161
Minimum capital requirement	5,000
Net capital in excess of requirements	$9,615
Ratio of Aggregate Indebtedness to Net Capital	6.0 to 1

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2007

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$2,418
Corporate income tax payable	-
Total Aggregate Indebtedness	$2,418

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2007

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Semaza Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

SEMAZA SECURITIES, LLC

REQUIREMENTS PURSUANT TO RULE 17a-5(e)4
Year Ended December 31, 2007

In accordance with Rule 17a-5(e)4, of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Semaza Securities, LLC for the year ended December 31, 2007. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2007 to December 31, 2007, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Semaza Securities, LLC taken as a whole.

Hamilton Square, New Jersey
February 25, 2008

END